Exhibit II

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DIANA SHIPPING INC.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,

March 15, 2007

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,511	$21,230
Accounts receivable, trade	1,000	1,007
Inventories (Note 4)	1,279	872
Prepaid insurance and other	450	166
Prepaid charter revenue, current portion (Note 5)	1,822	3,322
Total current assets	19,062	26,597

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 6)	24,347	4,221
Vessels (Note 7)	504,493	331,523
Accumulated depreciation (Note 7)	(40,054)	(24,218)
Vessels’ net book value	464,439	307,305
Property and equipment, net (Note 9)	897	—

Total fixed assets	489,683	311,526

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 8)	1,930	2,004
Prepaid charter revenue, non-current portion (Note 5)	—	1,822
Total assets	$510,675	$341,949

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	$2,868	$1,590
Due to related companies (Note 3)	154	215
Accrued liabilities (Note 10)	2,202	1,685
Deferred revenue (Note 2(p))	2,341	1,106
Other current liabilities (Notes 15)	71	71

Total current liabilities	7,636	4,667

LONG-TERM DEBT (Note 11)	138,239	12,859

OTHER NON-CURRENT LIABILITIES (Notes 12 and 15)	1,697	265

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued (Note 14)	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 45,000,000 and 53,050,000 issued and outstanding at December 31, 2005 and 2006, respectively (Note 14)	531	450
Additional paid-in capital (Note 14)	368,477	296,831
Retained earnings / (accumulated deficit)	(5,905)	26,877

Total stockholders’ equity	363,103	324,158

Total liabilities and stockholders’ equity	$510,675	$341,949

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2005	2004
REVENUES:
Voyage and time charter revenues	$116,101	$103,104	$63,839

EXPENSES:
Voyage expenses (Notes 3 and 15)	6,059	6,480	4,330
Vessel operating expenses (Note 15)	22,489	14,955	9,514
Depreciation and amortization of deferred charges (Notes 7, 8 and 9)	16,709	9,943	5,087
Management fees (Note 3)	573	1,731	947
Executive management services and rent (Note 14)	76	455	1,528
General and administrative expenses	6,331	2,871	300
Foreign currency losses/(gains)	(52)	(30)	3
Operating income	63,916	66,699	42,130

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 11 and 16)	(3,886)	(2,731)	(2,165)
Interest income	1,033	1,022	136
Gain on sale of vessel	—	—	19,982

Total other income (expenses), net	(2,853)	(1,709)	17,953

Net income	$61,063	$64,990	$60,083

Preferential Deemed Dividend (Notes1.4, 3 and 14)	$(20,267)	$—	$—

Net income available to common stockholders	$40,796	$64,990	$60,083

Earnings per common share, basic and diluted	$0.82	$1.72	$2.17

Weighted average number of common shares, basic and diluted	49,528,904	37,765,753	27,625,000

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock		Additional	Appropriation	Retained Earnings /
	Comprehensive	# of	Par	Paid-in	Of Retained	(Accumulated
	Income	Shares	Value	Capital	Earnings	Deficit)	Total

BALANCE, December 31, 2003		27,625,000	$276	$37,961	$—	$10,204	$48,441
Net income	60,083	—	—	—	—	60,083	60,083
Contribution to additional-paid in capital (Note 14(b))		—	—	1,528	—	—	1,528
Dividends declared and paid ($1.85 per share)		—	—	—	—	(51,000)	(51,000)
Comprehensive income	$60,083						—

BALANCE, December 31, 2004		27,625,000	$276	$39,489	$—	$19,287	$59,052
Net income	64,990	—	—	—	—	64,990	64,990
Contribution to additional-paid in capital (Note 14(b))		—	—	455	—	—	455
Issuance of common stock (par value $0.01, at $17.00)		12,375,000	124	193,852	—	—	193,976
Issuance of common stock (par value $0.01, at $13.50)		5,000,000	50	63,035	—	—	63,085
Appropriation of retained earnings		—	—	—	15,850	(15,850)	—
Removal of restrictions on appropriated retained earnings					(15,850)	15,850	—
Dividends declared and paid ($0.51 per share)		—	—	—	—	(14,000)	(14,000)
Dividends declared and paid ($0.08 per share)						(3,200)	(3,200)
Dividends declared and paid ($0.54 per share)						(21,600)	(21,600)
Dividends declared and paid ($0.465 per share)						(18,600)	(18,600)
Comprehensive income	$64,990						—

BALANCE, December 31, 2005		45,000,000	$450	$296,831	$—	$26,877	324,158
Net income	61,063	—	—	—	—	61,063	61,063
Contribution to additional-paid in capital (Note 14(b))		—	—	76	—	—	76
Issuance of common stock (Note 14 (c))		8,050,000	81	71,570	—	—	71,651
Dividends declared and paid ($0.40 per share)		—	—	—	—	(18,000)	(18,000)
Dividends declared and paid ($0.345 per share)		—	—	—	—	(15,525)	(15,525)
Dividends declared and paid ($0.355 per share)		—	—	—	—	(18,833)	(18,833)
Dividends declared and paid ($0.40 per share)		—	—	—	—	(21,220)	(21,220)
Preferential deemed dividend		—	—	—	—	(20,267)	(20,267)
Comprehensive income	$61,063

BALANCE, December 31, 2006		53,050,000	$531	$368,477	$—	$(5,905)	363,103

The accompanying notes are an integral part of these consolidated financial statements

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2005	2004
Cash Flows from Operating Activities:
Net income	$61,063	$64,990	$60,083
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges	16,709	9,943	5,087
Executive management services and rent	76	455	1,528
Amortization and write off of financing costs	128	590	88
Gain on sale of vessel	—	—	(19,982)
Change in fair value of interest rate option contracts	—	—	(9)
Recognition / (amortization) of free lubricants benefit	(71)	(99)	(255)
(Increase) Decrease in:
Receivables	7	(879)	(50)
Due from related companies	—	—	149
Inventories	(407)	(355)	(151)
Prepayments and other	(164)	91	(277)
Prepaid charter revenue	3,322	(5,144)	—
Increase (Decrease) in:
Accounts payable	988	865	43
Due to related companies	50	(147)	362
Accrued liabilities	(421)	739	330
Deferred revenue	1,235	(764)	433
Other non current liabilities	988	—	—
Dry dockings	(1,133)	(1,029)	—
Net Cash provided by Operating Activities	82,370	69,256	47,379
Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs	(24,347)	(4,221)	(17,021)
Vessel acquisitions	(168,749)	(165,020)	(35,956)
Net proceeds from sale of vessel	—	—	41,199
Net Cash used in Investing Activities	(193,096)	(169,241)	(11,778)
Cash Flows from Financing Activities:
Proceeds from long-term debt	197,180	150,925	15,750
Proceeds from public offering, net of related issuance costs	71,651	257,061	—
Decrease in restricted cash	—	789	169
Financing costs	(100)	(1,200)	—
Payments of long-term debt	(71,425)	(230,718)	(6,289)
Proceeds from settlement of financial instruments	—	—	86
Consideration paid for DSS acquisition, net	(19,721)	—	—
Cash dividends	(73,578)	(57,400)	(51,000)
Net Cash provided by/(used in) Financing Activities	104,007	119,457	(41,284)
Net increase (decrease) in cash and cash equivalents	(6,719)	19,472	(5,683)
Cash and cash equivalents at beginning of year	21,230	1,758	7,441
Cash and cash equivalents at end of year	$14,511	$21,230	$1,758
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$2,062	$1,572	$2,279
Non-cash financing activities:
Executive management services and rent	$76	$455	$1,528

The accompanying notes are an integral part of these consolidated financial statements

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1.                         Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (“Diana”) and its wholly-owned subsidiaries (collectively, the “Company”). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In March 2005, December 2005 and June 2006 the Company completed its initial and two secondary public offerings in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085 and $71,651, respectively.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1                   Shipowning companies incorporated in the Republic of Panama:

(a)                   Skyvan Shipping Company S.A. (“Skyvan”), owner of the Bahamas flag 75,311 dwt bulk carrier vessel “Nirefs”, which was built and delivered in January 2001.

(b)                   Buenos Aires Compania Armadora S.A. (“Buenos”), owner of the Bahamas flag 75,247 dwt bulk carrier vessel “Alcyon”, which was built and delivered in February 2001.

(c)                    Husky Trading, S.A. (“Husky”), owner of the Bahamas flag 75,336 dwt bulk carrier vessel “Triton”, which was built and delivered in March 2001.

(d)                   Panama Compania Armadora S.A. (“Panama”), owner of the Bahamas flag 75,211 dwt bulk carrier vessel “Oceanis”, which was built and delivered in May 2001.

(e)                    Eaton Marine S.A. (“Eaton”), owner of the Greek flag 75,106 dwt bulk carrier vessel “Danae” (built in 2001), which was acquired in July 2003.

(f)                      Chorrera Compania Armadora S.A. (“Chorrera”), owner of the Greek flag 75,172 dwt bulk carrier vessel “Dione” (built in 2001), which was acquired in May 2003.

(g)                   Cypres Enterprises Corp. (“Cypres”), owner of the Bahamas flag 73,630 dwt bulk carrier vessel “Protefs” (Hull No. H2301), which was built and delivered in August 2004.

(h)                   Darien Compania Armadora S.A. (“Darien”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Calipso” (Hull No. H2303), which was built and delivered in February 2005.

(i)                      Cerada International S.A (“Cerada”), owner of the Bahamas flag 169,883 dwt bulk carrier vessel “Pantelis SP” (built in 1999), which was acquired in February 2005.

(j)                      Texford Maritime S.A. (“Texford”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Clio” (Hull No. H2304), which was built and delivered in May 2005.

(k)                   Urbina Bay Trading, S.A. (“Urbina”), owner of the Bahamas flag 74,444 dwt bulk carrier vessel “Erato” (built in 2004), which was acquired in November 2005.

(l)                      Changame Compania Armadora S.A. (“Changame”), owner of the Bahamas flag 73,583 dwt bulk carrier vessel “Thetis” (built in 2004), which was acquired in November 2005.

(m)                Vesta Commercial, S.A. (“Vesta”), owner of the Bahamas flag 74,381 dwt bulk carrier vessel “Coronis” (Hull No. H1307A), which was built and delivered in January 2006 (Note 7).

1.2.                Subsidiaries incorporated in the Republic of the Marshall Islands:

(a)                     Ailuk Shipping Company Inc. (“Ailuk”), owner of the Marshall Islands’ flag 73,546 dwt dry bulk carrier vessel “Naias” (built in 2006), which was delivered in August 2006 (Note 7).

(b)                     Bikini Shipping Company Inc. (“Bikini”), has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107, expected to be delivered in the second quarter of 2010 (Note 6).

(c)                      Eniwetok Shipping Company Inc. (“Eniwetok”), has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1108, expected to be delivered in the second quarter of 2010 (Note 6).

(d)                     Jaluit Shipping Company Inc. (“Jaluit”), owner of the Marshall Islands’ flag 174,187 dwt capesize dry bulk carrier vessel “Sideris GS”, which was built and delivered in November 2006 (Note 7).

(e)                      Kili Shipping Company Inc. (“Kili”), was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Kili did not have any operations.

(f)                        Knox Shipping Company Inc. (“Knox”), was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Knox did not have any operations.

(g)                     Lib Shipping Company Inc. (“Lib”), was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Lib did not have any operations.

(h)                     Majuro Shipping Company Inc. (“Majuro”), was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Majuro did not have any operations.

(i)                        Taka Shipping Company Inc. (“Taka”), was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Taka did not have any operations.

1.3.                Subsidiaries incorporated in the United States of America:

(a)                     Bulk Carriers (USA) LLC (“Bulk Carriers”), was established in September 2006, in the State of Delaware, USA, to act as the Company’s authorized representative in the United States.

1.4.                Diana Shipping Services S.A. (the “Manager” or “DSS”). On April 1, 2006, the Company acquired 100% of the issued and outstanding shares of DSS, the management company, for a cash consideration of $20,000. The purchase price was financed with funds drawn under the revolving credit facility with the Royal Bank of Scotland (Note 11). The Company recorded the acquisition at historical cost under a method similar to a pooling of interests, due to the fact that in February 2005, the date the agreement to acquire DSS was originally signed, DSS and the Company were under common control. The purchase price in excess of DSS’s historical book value at the date of acquisition of $20,267 is considered a preferential deemed dividend and is reflected as a reduction in net income available to common stockholders in the accompanying 2006 consolidated statement of income.

DSS provides the Company and the vessels with management services, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Until November 11, 2004 the vessel owning subsidiaries had a management agreement with Diana Shipping Agency S.A. (“DSA”), a related Panamanian corporation, under which management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA was charging the vessel owning subsidiaries

2% commission on all voyage and time charter revenues. Effective November 12, 2004 and following the termination of the management agreements with DSA, the operations of the vessels are managed by Diana Shipping Services S.A. (Note 3).

During 2006, 2005 and 2004, seven charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

Charterer	2006	2005	2004
A	—	—	25%
B	—	—	15%
C	20%	26%	20%
D	—	12%	16%
E	15%	14%	—
F	—	11%	—
G	15%	—	—

2.                         Significant Accounting Policies adopted in the period and Recent Accounting Pronouncements:

(a)                     Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)                     Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)                      Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(d)                     Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

(e)                      Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)                        Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2006 and 2005.

(g)                     Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)                     Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

(i)                        Prepaid/Deferred Charter Revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, the difference is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(j)                        Impairment of Long-Lived Assets: The Company uses SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels. No impairment loss was recorded in 2006, 2005 and 2004. Furthermore, in the period a long lived asset meets the “held for sale” criteria of SFAS No.144, a loss is recognized for any initial adjustment of the long lived asset’s carrying amount to fair value less cost to sell. For the years ended December 31, 2006, 2005 and 2004, no such adjustments were identified.

(k)                     Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(l)                        Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

(m)                  Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the loan facilities not used at the balance sheet date, according to their availability terms. Unamortized fees relating to loans repaid or refinanced are expensed as interest and finance costs in the period the repayment or refinancing is made. Loan commitment fees are charged to expense in the period incurred.

(n)                     Property and equipment:  The Company leases from a related party property consisting of office space, a warehouse and parking spaces, which was previously owned by DSS, the management company. The sale and leaseback was accounted for by the financing method and the property remains in the Company’s consolidated financial statements and is being depreciated on a straight-line basis over its remaining useful life. The estimated useful life of the property is 20 years and no residual value has been estimated. Equipment consists of office furniture and equipment and computer software and hardware. The useful life of the office furniture and equipment is 5 years and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(o)                     Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(p)                     Accounting for Revenues and Expenses: Revenues are generated from time charter agreements. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. The related amounts for 2006 and 2005 were not material. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue has not been met. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage related and vessel operating costs are expensed as incurred.

(q)                     Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r)                       Pension and retirement benefit obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the period from acquisition of the management company to December 31, 2006 amounted to $273.

(s)                       Employees’ retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company, as of the acquisition date of DSS (April 1, 2006), recognized in the balance sheet the estimated benefit obligation for the past service of DSS’s employees, which amounted to $736. At December 31, 2006 the projected benefit obligation amounted to $850 (Note 12). This is an unfunded plan and is being accounted for under SFAS 158.

(t)                        Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during 2006, 2005 and 2004.

(u)                     Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(v)                      Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the “Interpretation”), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements.  If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(w)                   Accounting for Corrections: In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, “Accounting Changes” (APB 20) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company adopted this pronouncement beginning in fiscal year 2006.

(x)                     Recent Accounting Pronouncements: In September 2006 the FASB issued FASB Statement No. 157 “Fair Value Measurements”(SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company’s financial position or results of operations.

(y)                      Recent Accounting Pronouncements: In September 2006 the FASB issued FASB Statement No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”(SFAS No. 158). SFAS No. 158 requires the employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. SFAS No, 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (a) recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation – in its statement of financial position. (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions) and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. Early adoption is permitted. The Company fully adopted this pronouncement on December 31, 2006. The adoption of the standard did not have a material effect on the Company’s financial position or results of operations.

(z)                       Recent Accounting Pronouncements: In September 13, 2006, with the release of Staff Accounting Bulletin No.108 (“SAB 108”) “Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement” the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purposes of a materiality assessment. The adoption of this SEC release did not have an effect on the Company’s financial position or results of operations

3.                         Transactions with Related Parties:

(a)                     Diana Shipping Agencies S.A. (“DSA”) and Diana Shipping Services S.A (“DSS” or the “Manager”): As discussed in Note 1, until November 11, 2004 the vessel owning subsidiaries had management agreements with

DSA, a company controlled by the Company’s CEO and Chairman, under which, management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA charged the vessel owning subsidiaries 2% commission on all voyage and time charter revenues. Effective November 12, 2004, following the termination of the management agreements with DSA, the operations of the vessels are managed by DSS under new management agreements, amended in July 2005. Under the amended agreements, DSS is the sole and exclusive manager of the vessel owning subsidiaries and any other subsidiaries to be included in the group, having vessels in operation or under construction, with terms and conditions specified in management agreements signed between DSS and each subsidiary. The manager provides the Company, its Officers, Executives and the subsidiaries with management services in exchange for a fixed monthly fee of $15 per vessel plus 2% commission on all voyage and time charter revenues, for a non specific period of time provided that such agreements may be terminated by either party giving three months notice at any time.

During the year ended December 31, 2006 management fees charged by DSS amounted to $2,414 of which $1,841 was eliminated due to the acquisition of DSS, effective April 1, 2006 and $573 is separately reflected in the accompanying 2006 statement of income. The management fees charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 31, 2005 and 2004 amounted $1,731 and $947, respectively, and are separately reflected in the accompanying consolidated statements of income. For the year ended December 31, 2006 commissions charged by DSS amounted to $2,384 of which $1,887 was eliminated due to the acquisition of DSS and $497 is included in voyage expenses in the accompanying 2006 consolidated statement of income (Note 14). Commissions charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 31, 2005 and 2004 amounted to $2,061 and $1,276, respectively, and are included in voyage expenses in the accompanying consolidated statements of income (Note 15). The balance due to DSS at December 31, 2006 amounting to $124 has been eliminated from the accompanying 2006 consolidated balance sheet and the balance due to DSS at December 31, 2005 amounting to $164 is included in due to related companies in the accompanying 2005 consolidated balance sheet.

Effective December 1, 2006, the Company entered into an agreement with DSA to lease office space. The lease agreement, classified as an operating lease, has a term of 25 months without options for renewal and the monthly rent amounts to Euro 8,000 plus stamp duty. Annual rent will increase annually by 3% above inflation for each year the lease is in effect. As of December 31, 2006 rent paid to DSA amounted to $11 and no amounts were due to or from DSA. The Company also paid a guarantee amount equal to one monthly rent, being refundable at the end of the lease term. Minimum lease payments to DSA until expiration of the lease agreement are estimated to $131 for 2007 and $139 for 2008.

(b)                     Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman. Travel expenses for 2006, 2005 and 2004 amounted to $923, $716 and $287, respectively, and are included in vessel predelivery expenses, vessel operating expenses and general and administrative expenses in the accompanying consolidated financial statements. Effective April 1, 2006 the Company also pays Altair rent for parking space and a warehouse leased by DSS in January 2006, for a period of three years, without renewal, and for the monthly rent of Euro 935 plus stamp duty. Rent will increase annually at a rate of 3% above inflation. Rent paid for the period from the acquisition of DSS, on April 1, 2006, to December 31, 2006 amounted to $13. No amounts were payable to or receivable from Altair at December 31, 2005. At December 31, 2006 an amount of $99 was payable to Altair and is included in due to related companies in the accompanying consolidated balance sheet. Minimum lease payments to Altair, until expiration of the lease term, are estimated to $16 for 2007 and $17 for 2008.

(c)                      Universal Shipping and Real Estates Inc. (“Universal”): Universal is a company controlled by the Company’s CEO and Chairman. In January 2006, DSS entered into a lease agreement with Universal for the lease of office space, a warehouse and parking spaces (see also Note 9) for a monthly rent of Euro 19,700 plus stamp duty, for a period of three years. Rent will increase annually at a rate of 3% above inflation. Effective December 1, 2006, the Company entered into an amended agreement to reduce the office space leased from Universal and reduced monthly rent to Euro 11,187 plus stamp duty. The lease is accounted for by the financing method. Rent expense for the period from the acquisition of DSS, on April 1, 2006, to December 31, 2006 amounted to $227 of which an amount of $128 is included in Interest and finance costs (Notes 9 and 16) and the remainder in General and administrative expenses in the accompanying 2006 consolidated statement of income. No amounts were payable to or receivable from Universal as at December 31, 2006. Minimum lease payments to Universal until expiration of the lease term are estimated to $194 for 2007 and to $206 for 2008.

(d)                     Fortis Bank (“Fortis”) ultimate shareholder of Zoe S. Company Ltd. (“Zoe”): On December 30, 2002, a share purchase and subscription agreement was signed by Zoe, Ironwood Trading Corp. (the then sole shareholder of the Company), certain executives (including Mr. Simeon Palios, the Company’s Chairman and Chief Executive Officer) and the Company. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp. 50% of the then issued and outstanding common share capital of the Company for a fixed sum, and in September 2004, sold 25% of its common stock to Corozal Compania Naviera SA, (“Corozal”), a company controlled by Mr. Simeon Palios. In February 2005, the agreement was amended, so as to facilitate the Company’s initial public offering and was terminated on its closing in March 2005. As at December 31, 2006 and 2005, Zoe owned 5,050,000 shares representing 9.52% and 11.22%, respectively, of the Company’s outstanding common stock. In January 2007, Zoe sold part of its stock in a secondary offering (Note 19) and reduced its shares to 4,475,000 or 8.44%.

Fortis, through Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in the Company’s initial public offering in March 2005 and the secondary offering in December 2005 and received a total of $1,659 in underwriting commissions in 2005 in connection with both offerings.

In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the “Borrowers”), entered into a facility agreement with Fortis Bank (Note 11) for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Notes 1.2(b), 1.2(c), 6 and 11).

4.                         Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2006	2005

Lubricants	1,077	686
Victualling	202	186
Total	1,279	872

5.                         Prepaid Charter Revenue

The amounts shown in the accompanying consolidated balance sheets reflect an asset recognized by the Company pursuant to the acquisition of the vessel Thetis. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterer. The contract, which expires between July to September 2007, is at the rate of $25 per day, gross of commissions. The Company, upon delivery of the vessel, evaluated the charter contract assumed and recognized an asset of $5,443 representing the excess of the fair value of the charter contract assumed over the then fair value of such charter at current market rates with the balance of the total contract price allocated to the vessel’s purchase price.

As of December 31, 2006 and 2005, the unamortized balance of the asset amounted to $1,822 and $5,144, respectively and is reflected in prepaid charter revenue, current and non-current portion, in the accompanying consolidated balance sheets. The amortization during 2006 and 2005 amounted to $3,322 and $299, respectively, and is included as a reduction of voyage and time charter revenues in the accompanying consolidated statements of income.

6.                         Advances for Vessels Construction and Acquisition and Other Vessel Costs:

The amount in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	2006	2005

Advance payments on contract signing	—	4,200
Pre-delivery installments	24,080	—
Capitalized interest and finance costs	257	—
Other related costs	10	21

Total	24,347	4,221

The movement of the account, during 2006 and 2005, was as follows:

	2006	2005

Beginning balance	4,221	19,234
Advances for vessels under construction and other vessel costs, delivered during the year	—	29,728
Advances for vessels under construction and other vessel costs	24,347	—
Advances for vessels acquisition and other vessel costs	22,509	12,726
Transferred to vessel cost	(26,730)	(57,467)
Ending balance	24,347	4,221

On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts dated March 30, 2006, for the construction of two 177,000 dwt Capesize dry bulk carriers with Hull No. H1107 and H1108 for the price of $60,200 each. The vessels will be constructed by the China Shipbuilding Trading Company Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (collectively the “Builders”) and are expected to be delivered to the Company in the second quarter of 2010. The contract price will be paid in five installments, one of 20%, three subsequent installments of 10%, and a final predelivery installment of 50%. As at December 31, 2006, the Company had paid one predelivery installment for each vessel amounting to $12,040 each or 20% of the vessels’ contract price and $267 of additional construction costs. The balance as of December 31, 2005, relates to an advance payment (10% of the purchase price) of $4,200 plus expenses, made by the Company for the acquisition of the Coronis as discussed in Note 7, below.

7.                         Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2004	147,269	(14,416)	132,853
Transfers from advances for vessels under construction and acquisitions and other vessel costs	57,467	—	57,467
Vessel acquisitions	126,787	—	126,787
Depreciation	—	(9,802)	(9,802)
Balance, December 31, 2005	331,523	(24,218)	307,305
Transfers from advances for vessels under construction and acquisitions and other vessel costs	26,730	—	26, 730
Vessel acquisitions	146,240	—	146,240
Depreciation	—	(15,836)	(15,836)
Balance, December 31, 2006	504,493	(40,054)	464,439

In October 2005, the Company entered into an agreement with an unrelated third party company to acquire a Panamax dry bulk carrier, the 74,381 dwt “Coronis”, for a total consideration of $42,000. The vessel, at the time the agreement was concluded, was under construction at the Hudong Shipyard in China. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel’s delivery, for a period of minimum 11 to maximum 13 months at the charterer’s option, at the rate of $21 per day, gross of commissions. As of December 31, 2005, the Company had made an advance payment (10% of the purchase price) of $4,200 plus expenses, while the remaining balance of $37,800 was paid upon delivery of the vessel in January 2006. The Company incurred additional pre-acquisition costs, which amounted to $138 and are included in the vessel’s cost.

In June 2006, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire the 73,546 dwt Panamax dry bulk carrier, the Naias, for the purchase price of $39,600. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel’s delivery, for a period of minimum 11 to maximum 13 months at the charterer’s option, at the rate of $21 per day, net of commissions. Upon signing of the agreement, the Company paid a 10% advance and on the vessel’s delivery in August 2006 the 90% balance of the purchase price amounting to $35,640. The Company incurred additional pre-acquisition costs, which amounted to $64 and are included in the vessel’s cost.

In September 2006, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire the 174,187 dwt dry bulk carrier, the Sideris GS, for the purchase price of $91,000. The vessel, at the time the agreement was concluded, was under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China. Upon signing of the agreement, the Company paid a 20% advance and on the vessel’s delivery in November 2006 the 80% balance of the purchase price amounting to $72,800. The Company incurred additional pre-acquisition costs, which amounted to $168 and are included in the vessel’s cost.

All Company’s vessels, with the exception of the Coronis, the Naias and the Sideris GS, having a total carrying value of $293,871 as of December 31, 2006, have been provided as collateral to secure the revolving credit facility discussed in Note 11. As of December 31, 2006, all vessels were operating under time charters, the last of which expires in January 2008.

8.                        Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Drydock Costs	Total
Balance, December 31, 2004	—	—	—
Additions	1,200	1,029	2,229
Transfer from prepaid insurance and other	100	—	100
Amortization	(118)	(141)	(259)
Financing costs presented as a contra to debt	(66)	—	(66)
Balance, December 31, 2005	1,116	888	2,004
Additions	100	1,133	1,233
Amortization	(128)	(804)	(932)
Financing costs presented as a contra to debt	(375)	—	(375)
Balance, December 31, 2006	713	1,217	1,930

Financing costs represent fees paid to the lenders relating to the $230 million secured revolving credit facility signed in February 2005 with the Royal Bank of Scotland. Additions to financing costs represent fees paid to the bank for the amendment of the agreement to extend the facility amount to $300 million (Note 11). Financing costs presented as a contra to debt represent the unamortized balance of financing fees relating to the long-term debt outstanding at year-end.

Additions to deferred drydock cost represent expenditures incurred for the drydocking of the vessels Danae, Triton and Oceanis, which were completed in January, February and April 2006, respectively.

The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of drydock costs is included in depreciation and amortization of deferred charges in the accompanying consolidated statements of income.

9.                         Property and equipment, net:

The amount shown in the accompanying 2006 consolidated balance sheet is analyzed as follows:

	Property	Furniture and Equipment	Total
Balance, December 31, 2005	—	—	—
Additions as a result of DSS acquisition	890	40	930
Other Additions	—	35	35
Depreciation	(48)	(20)	(68)
Balance, December 31, 2006	842	55	897

In December 2005, DSS (which was acquired by the company in April 2006) (Note 1.4) sold its property consisting of office space, a warehouse and parking spaces to Universal (Note 3(c)) for $515. In January 2006, DSS entered into a lease agreement with Universal to lease back the property sold, as well as additional office space owned by Universal, for a period of three years. The sale and subsequent leaseback of the property has been accounted for by the financing method, due to the affiliated transaction involved. As a result, DSS continues to carry the property sold and leased back as an asset and depreciates it until expiration of the lease agreement. The purchase price was recorded in financing obligations and is included in other non-current liabilities in the accompanying 2006 consolidated balance sheet (Note 12). As at December 31, 2006 financing obligations amounted to $586 of which an amount of $71 of interest expense is included in interest and finance costs in the accompanying 2006 consolidated statement of income (Note 16). Upon expiration of the lease agreement, such finance obligation will be de-recognized from the balance sheet along with the net book value of the property.

10.                  Accrued Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2006	2005
Interest and finance costs	983	188
Vessels’ operating and voyage expenses	879	1,085
General and administrative expenses	262	412
Current portion of projected benefit obligation (Note 12)	78	—
Total	2,202	1,685

11.                 Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2006	2005
Revolving credit facility	114,600	12,925
Secured term loan facility	24,080	—
Less related deferred financing costs	(441)	(66)
Total	138,239	12,859
Less: Current portion	—	—
Long-term portion	138,239	12,859

Revolving Credit Facility: In February 2005, the Company entered into an agreement with the Royal Bank of Scotland for a $230 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1.4) and for working capital.  On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300 million. Pursuant to the amended agreement the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

The amended facility is available in full for six years (instead of five years) from May 24, 2006, the new availability date. At the end of the sixth year it will be reduced by $15 million (instead of $20 million) and over the remaining period of four years will be reducing in semiannual amounts of $15 million (instead of $13.5 million) with a final reduction of $165 million (instead of $75 million) together with the last semi annual reduction.

In January and May 2006, the Company drew down an amount of $38,500 and $20,000, respectively, under the revolving credit facility with the Royal Bank of Scotland, to fund part of the purchase price of the Coronis acquired in January 2006 (Note 7) and the purchase price of DSS acquired on April 1, 2006 (Note 1.4). In June 2006, the Company repaid in full the then outstanding balance, amounting to $71,425 plus interest, with the proceeds of the secondary public offering completed in June 2006
(Note 14(c)).

As at December 31, 2006 a principal amount of $114,600 was outstanding under the revolving credit facility, relating to a draw down of $39,600 in August 2006 to fund the purchase price of the vessel Naias and to a draw down of $75,000 in November 2006 to fund part of the purchase price of the Sideris GS (Note 7).

The credit facility is secured by a first priority or preferred ship mortgage on all vessels in the fleet excluding the Coronis, the Naias and the Sideris GS, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessels’ market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each mortgaged vessel in the fleet unless the available credit facility for working capital exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

On the undrawn portion of the facility the Company pays commitment fees, which for 2006 and 2005 amounted to $648 and $604, respectively and are included in interest and finance costs in the accompanying consolidated statements of income. The weighted average interest rate of the revolving credit facility as at December 31, 2006 and 2005 was 5.99% and 4.08%, respectively.

On November 23, 2006 the Company accepted an offer letter from the Royal Bank of Scotland for a loan facility of up to $200,000, to be used for the purchase of vessels or shipping companies upon full utilization of the existing revolving credit facility. The facility will be available for a period of 364 days from the First Availability Date (January 30, 2007) and will bear interest at LIBOR plus a margin. An arrangement fee of $100 will be payable upon signing of the agreement. The Company has granted an extension to execute the loan agreement by January 31, 2007 (Note 19(b)).

Secured term loan facility: In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the “Borrowers”), entered into a facility agreement with Fortis Bank (Note 3(c)) for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Note 6). The loan facility will be available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010. The loan bears interest at LIBOR plus a margin and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. An arrangement fee of $60 was paid upon signing the agreement. The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements. The facility also includes covenants regarding minimum liquidity and net worth of the Company, restrictions in distributions and shareholding, and other events of default.

On November 29, 2006 the Company drew down an amount of $24,080 under the facility agreement in order to fund the first installment for the constructions of the two Capesize dry bulk carriers (Note 6). During 2006 the Company paid guarantee commission and commitment fees which amounted to $64 and are included in advances for vessels under construction and acquisitions and other vessel costs in the accompanying 2006 consolidated balance sheet. The interest rate at December 31, 2006 was 6.02%.

Total interest incurred on long-term debt for 2006, 2005 and 2004 amounted to $2,989, $1,503 and $2,382, respectively. Of the above amounts, $133, $122 and $339 were capitalized as part of the vessel cost for advances paid for vessels under construction during 2006, 2005 and 2004, respectively. Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income.

12.                  Other non-current liabilities:

The amounts in the accompanying consolidated balance sheets as of December 31, 2006 and 2005 are analyzed as follows:

	2006	2005

Projected benefit obligation for employees compensation	772	—
Financing obligations (Note 9)	586	—
Deferred income (Note 15)	339	265
Total	1,697	265

Reconciliation of the projected benefit obligation is as follows:

2006

Balance on acquisition of DSS (April 1, 2006)	736
Service Cost	50
Interest Cost	24
Benefits paid directly by the Company	(13)
Additional termination benefits	9
Actuarial loss/(gain)	(36)
Exchange differences	80
Balance December 31, 2006	850
Less current liabilities (Note 10)	(78)
Non-current liabilities	772

The projected benefit obligation on employees compensation is valued in Euro and its translation in US$ results in exchange differences. The year-end exchange rate of US$/Euro that was used was 1.34. For 2006, net periodic benefit cost amounted to $83, consisting of the service cost, the interest cost and the extra payments or expenses incurred.

The accumulated benefit obligation amounted to $543. The actuarial gain of $36 was recognized in the period and therefore is included in general and administrative expenses. The expected benefit payments in each of the next five years and in the aggregate for the five years thereafter are estimated as follows:

2007	$78
2008	$68
2009	—
2010	$42
2011	—
2012 – 2016	$466

The weighted average discount rate used for the calculations above was 4.10% and the rate of salaries’ increase was 6.00%.

Net periodic benefit cost for the year 2007 is expected to be $105, consisting of $72 of service cost and $33 of interest cost.

13.                  Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

14.                 Common Stock and Additional Paid-In Capital:

(a)                     Preferred stock and common stock: Under the amended articles of incorporation in February 2005, discussed in Note 1, the Company’s authorized capital stock consists of 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b)                     Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company. The value of the executive management services (until consummation of the Company’s initial public offering in March 2005) and rent (until acquisition of DSS in April 2006) for 2006, 2005 and 2004, amounted to $76, $455 and $1,528, respectively, and is separately reflected in the accompanying consolidated statements of income. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal, which acquired the office space previously owned by DSS.

(c)                      Secondary public offering: In June 2006 the Company completed an additional secondary public offering in the United States under the United States Securities Act of 1933, as amended, and issued 8,050,000 shares of common stock with par value $0.01 per share. The net proceeds of the secondary public offering amounted to $71,651.

(d)                     Dividends and preferential deemed dividend: During 2006, the Company paid dividends of $73,578. In addition, upon acquisition of DSS the purchase price paid in excess of DSS’s historical book value amounting to $20,267 was considered a preferential deemed dividend and decreased the net income available to common stockholders for the year ended December 31, 2006.

(e)                      Incentive plan: In February 2005, the Company adopted an equity incentive plan which entitles the Company’s officers, key employees and directors to receive options to acquire the Company’s common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company’s Board of Directors. Under the terms of the plan, the Company’s Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company’s Board of Directors. No options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of December 31, 2006, no options were granted under the plan.

15.                  Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2006	2005	2004
Voyage Expenses
Port charges	2	17	32
Bunkers	70	(341)	(23)
Commissions charged by third parties	5,364	4,731	3,019
Commissions charged by a related party (Note 3(a))	497	2,061	1,276
Miscellaneous	126	12	26
Total	6,059	6,480	4,330
Vessel Operating Expenses
Crew wages and related costs	12,748	8,690	5,403
Insurance	2,274	1,724	1,157
Spares and consumable stores	5,557	3,157	1,899
Repairs and maintenance	1,490	1,014	703
Tonnage taxes (Note 17)	129	94	68
Miscellaneous	291	276	284
Total	22,489	14,955	9,514

In 2001, the Company signed agreements with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Nirefs, Alcyon, Triton and Oceanis, for periods up to December 31, 2005. Under the terms of these contracts, lubricants supplied during the first two years of operations of the vessels were free of charge. The free of charge periods for the four vessels expired between January and May 2003. The market value of lubricants consumed during the free of charge period, for all four vessels, was $1,649. As at December 31, 2005 the benefit from those contracts was fully amortized.

In 2004, the Company entered into an agreement with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Protefs, Calipso and Clio and, in 2005 the Company entered into a similar agreement with the same supplier for the vessel Pantelis SP.  Under the terms of these agreements, a fixed quantity of main engine and auxiliary diesel engine oils for each vessel was supplied free of charge. The above discount offer assumes that the Company remains exclusively supplied by the specific supplier for at least five years following the date of the first supply. In case contract duration will not be satisfied, the free quantities purchased until the time of the premature termination will be charged at normal prices to the Company for the 100% of their value if the contract is terminated within the first year, then reducing by 20% each year until the fifth year, the year the contract expires.

The Company classifies lubricant expense in spares and consumable stores in the aforementioned table of Voyage and Vessel Operating Expenses.  During free lubricant periods, the Company recorded the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed over the periods from the inception of each of the lubricant contract through the date of their expiration.

The unamortized balance of the above benefits at December 31, 2006 and 2005 amounted to and $265 and $336, respectively, and is included in other current liabilities and in non-current liabilities in the accompanying consolidated balance sheets (Note 12).

16.                  Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2006	2005	2004

Interest expense	3,055	1,381	2,043
Amortization and write-off of financing costs	128	590	88
Commitment fees	648	604	—
Financial instruments	—	—	(9)
Other	55	156	43
Total	3,886	2,731	2,165

Interest expense for 2006 includes an amount of $199 relating to the financing method of accounting of the sale and leaseback transaction between DSS and Universal (Notes 3(c) and 9).

In July 2003, the Company concluded two separate interest rate option contracts (cap and floor) with Fortis Bank for a period of five years (through July 2008) for a notional amount of $38,000 in order to partially hedge its exposure to fluctuations in interest rates on its long-

term debt. The Company’s strategy was to limit the interest rate on a long-term debt principal amount of $38,000, at 5.5% through July 2008. These option agreements did not meet hedge accounting criteria. In November 2004, the agreements were terminated and the Company recorded the positive change in the fair value of the options amounting to $9 and is included in interest and finance costs in the accompanying consolidated statements of income.

17.                 Income Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income (Note 15).

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock, (“5 Percent Override Rule”).

During 2005, a majority of the Company’s shares were ultimately owned by the Company’s Chairman and Chief Executive Officer, Mr. Simeon Palios through certain holding companies, the shares of which were in bearer form.  Under a literal reading of the Section 883 regulations, these shares would not be treated as being owned by a “qualified shareholder.”  However, based upon Mr. Palios’s affirmation that he has direct physical possession and control over such bearer shares and has been in such possession and control since the creation of the Company, the Company has taken the position for United States federal income tax reporting purposes that, notwithstanding the language of the Section 883 regulations, Mr. Palios should be treated as a qualified shareholder. However, there is no assurance that the Internal Revenue Service or a court would agree with our position.  If Mr. Palios is not treated as a qualified shareholder, then the Company will not qualify for exemption under Section 883 for the 2005 taxable year and will be subject to a 4% United States federal income tax on its United States source shipping income. The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Regarding the 2006 tax year, and following the public offerings of common stock discussed in Note 1, the Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income will be exempt from U.S. federal income tax.

18.                 Financial Instruments:

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

19.                 Subsequent Events:

(a)                     Sale of common stock from principal stockholders: On January 29, 2007, the Company completed a secondary public offering of 5,750,000 shares of common stock offered by three selling shareholders at a price of $15.75 per share. The three selling shareholders are Zoe S. Company Ltd. (Note 3), Ironwood Trading Corp. and Corozal Compania Naviera S.A.. Ironwood and Corozal are controlled by the Company’s Chairman and Chief Executive Officer, Mr. Palios. The Company did not receive any proceeds from the sale.

(b)                     New loan agreement: On January 30, 2007, the Company entered into a supplemental loan agreement with the Royal Bank of Scotland, for the purpose of amending the terms and conditions applicable to the existing revolving credit facility agreement to make available to the Borrower under the facility agreement an additional 364 day standby facility of up to $200,000 upon full utilization of the Facility. The facility will bear interest at LIBOR plus margin and will be terminated the date falling 364 days after the availability date (January 30, 2007). An amount of $100 was paid on signing of the agreement.

(c)                      Agreement to purchase a new vessel: On February 5, 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a Capesize dry bulk carrier, the 175,000 dwt “Semirio”, for a total consideration of $98,000. At the time the agreement was signed, the vessel was under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China, and is expected to be delivered in June 2007. On signing of the agreement, the Company paid 20% of the purchase price, or $19,600.

(d)                     Declaration of dividends: On February 21, 2007, the Company declared dividends amounting to $24,403, or $0.46 per share, payable on or about March 14, 2007 to stockholders of record as of March 7, 2007.

(e)                      Sale of vessel: On February 14, 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to sell the vessel Pantelis SP, for a total consideration of $81,000 less a 2.5% commission. The vessel is expected to be delivered to its new owners in July 2007 together with its existent time charter. At December 31, 2006, the vessel’s net book value was $57,744.

(f)                        Agreement to purchase a new vessel: On March 2, 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a secondhand Capesize dry bulk carrier, the 180,235 dwt “Aliki”, for a total consideration of $110,000. On signing of the agreement, the Company paid 10% of the purchase price, or $11,000, and the balance will be paid on delivery of the vessel which is expected in April 2007.

(g)                     Vessel off hire: In February 2007, the vessel Coronis was grounded during a ballast trip. The reduction in revenues, due to off hire days caused by the grounding incident, is expected to be approximately $605 and the repairs and other expenses are expected to be around $500. The total cost of repairs, in excess of $100 which is the deductible, is expected to be covered by the vessel’s Hull and Machinery insurance.

(h)                     Loan Draw-down: On March 7, 2007, the Company drew down an amount of $22,000 under its revolving credit facility with the Royal Bank of Scotland, discussed in Note 11, to partly fund the advance payments initially made by the Company from its own funds in connection with the purchase of the vessels Semirio and Aliki, discussed in (c) and (f) above.